

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2020

Zeshu Dai
Chief Executive Officer
China Xiangtai Food Co., Ltd.
c/o Chongqing Penglin Food Co., Ltd.
Xinganxian Plaza
Building B, Suite 19-1
Lianglukou, Yuzhong District 400800
Chongqing, People's Republic of China

> **Re: China Xiangtai Food Co., Ltd.**
> **Registration Statement on Form F-3**
> **Filed May 26, 2020**
> **File No. 333-238700**

Dear Mr. Dai:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William S. Rosenstadt, Esq.